SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                           WVS FINANCIAL CORPORATION
                           -------------------------
                                (Name of Issuer)


                     Common Stock $.01 Par Value Per Share
              -----------------------------------------------------
                         (Title of Class of Securities)


                                  929358 10 9
              -----------------------------------------------------
                                 (CUSIP Number)

                                Robert C. Sinewe
                                800 Academy Place
                               Sewickley, PA 15143
                                 (412) 741-4079
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 9, 1999
--------------------------------------------------------------------------------
                     (Date of event which requires filing of
                                 this Statement)

         If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages.)

                                  (Page 1 of 6)

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CUSIP No. 929358 10 9                                            13D             Page 2 of 6 Pages
-----------------------------------------------------                          --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
           1             NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         Robert C. Sinewe
-----------------------------------------------------------------------------------------------------------------------------------
           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)  |_|
                                                                                                                         (b)  |_|
                         N/A
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           3             SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
           4             SOURCE OF FUNDS

                         OO
-----------------------------------------------------------------------------------------------------------------------------------
           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                           TO ITEM 2(d) or 2(e)                                                                            |_|

                         N/A
-----------------------------------------------------------------------------------------------------------------------------------
           6             CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

-----------------------------------------------------------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
      NUMBER OF
        SHARES                             50,400 Shares
     BENEFICIALLY      ------------------------------------------------------------------------------------------------------------
       OWNED BY                8          SHARED VOTING POWER
         EACH                                0 Shares
      REPORTING        ------------------------------------------------------------------------------------------------------------
     PERSON WITH               9          SOLE DISPOSITIVE POWER
                                           50,400 Shares
                       ------------------------------------------------------------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                             0 Shares
-----------------------------------------------------------------------------------------------------------------------------------
          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   50,400 Shares
-----------------------------------------------------------------------------------------------------------------------------------
          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                                                                   |_|

                                   N/A
-----------------------------------------------------------------------------------------------------------------------------------
          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   1.50%
-----------------------------------------------------------------------------------------------------------------------------------
          14             TYPE OF REPORTING PERSON

                                   IN
-----------------------------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
-------  -------------------

         The class of equity securities to which this Schedule 13D ("Schedule") relates is the common stock, $.01 par value per share ("Common Stock"), of WVS Financial Corp. (the "Issuer"). The address of the Issuer's principal executive office is 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

Item 2.  Identity and Background
-------  -----------------------

(a)      Name: Robert C. Sinewe

(b) Residence or Business Address: 800 Academy Place, Sewickley, PA 15143 (Residence).
(c)      Present Principal Occupation or Employment:Business Consultant

(d)      Criminal Proceedings Convictions: None

(e)      Securities Law Proceedings: None

(f)      Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         The Reporting Person sold 147,078 shares of common stock to the Issuer on February 9, 1999 for consideration of $15.50 per share. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

Item 4.   Purpose of Transaction
-------   ----------------------

         Mr. Sinewe announced his retirement as Chief Executive Officer and Director of the Issuer on June 19, 1998. Subsequent to Mr.
Sinewe's retirement, the Issuer and Mr. Sinewe agreed that the Issuer would purchase all the stock of the Issuer held by Mr.
Sinewe.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

         (a) 50,400 shares are beneficially owned by the reporting person as of the date of this statement, representing 1.50% of the issued and outstanding shares.

         (b) The reporting person exercises sole voting and dispositive power over all 50,400 shares beneficially owned. Reference is made to Items 7, 8, 9, 10, and 11 of the cover page of this statement.

         (c) No other transactions in the class of securities reporting on have been effected during the past sixty days by the reporting person.

         (d) No other person has any interest in the securities reported on pursuant to this Amendment No. 1 to the Schedule 13D.

         (e) The reporting person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer on February 9, 1999.

Item 6.  Contracts, Arrangements, Understanding, or Relationships
         With Respect to Securities of the Issuer
-------  -----------------------------------------------------------------------

         Pursuant to agreement, the Issuer purchased 147,078 shares from the reporting person on February 9, 1999 and will purchase the remaining 50,400 shares held by the reporting person during the second quarter of 1999.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

         The Agreement between the Issuer and the reporting person pursuant to which the Issuer will purchase all of the reporting person's shares of the Issuer's common Stock is contained hereto as exhibit 1.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:        5/5/99                              /s/Robert C. Sinewe
       -----------------------------             -------------------------------
                                                 Robert C. Sinewe